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02053301

UNITED STATES
IES AND EXCHANGE COMMISSION
Washington, D.C. 20549

NUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-52215

SEC MAIL RECEIVED PROCESSING
AUG 29 2002
WASH, D.C. 165 SECTION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING July 1, 2001 (MM/DD/YY) AND ENDING June 30, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Lighthouse Financial Group, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

420 Lexington Avenue, Suite 360
(No. and Street)

New York (City) NY (State) 10170 (Zip code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert J. Bradley & Jeffrey J. Morfit (212) 216-9727
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Halpern & Associates, LLC
(Name - if individual, state last, first, middle name)

143 Weston Road (Address) Weston (City) CT (State) 06883 (Zip Code)

CHECK ONE.

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident m United States or any of its possessions.

PROCESSED
SEP 19 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to The collection of information contained in this form are not required to respond unless the form displays. a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert J. Bradley & Jeffrey J. Morfit, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Lighthouse Financial Group, LLC, as of June 30, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

CEO / Partner

Title

Notary Public

LUN-YING LEE
NOTARY PUBLIC, STATE OF NEW YORK
NO. 30-4713397
QUALIFIED IN SUFFOLK COUNTY
Commission Expires September 30, 02

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claim of creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

"For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

LIGHTHOUSE FINANCIAL GROUP, LLC

STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2002

Halpern & Associates, LLC

143 Weston Road • Weston, Connecticut 06883 • (203) 227-0313 • FAX (203) 226-6909 • Info@Halpernassoc.com

INDEPENDENT AUDITOR'S REPORT

To the Members of
Lighthouse Financial Group, LLC

We have audited the accompanying statement of financial condition of Lighthouse Financial Group, LLC as of June 30, 2002. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above, present fairly, in all material respects, the financial position of Lighthouse Financial Group, LLC as of June 30, 2002, in conformity with accounting principles generally accepted in the United States of America.

Halpern & Associates, LLC

Weston, Connecticut
August 13, 2002

LIGHTHOUSE FINANCIAL GROUP, LLC

STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2002

ASSETS

Cash	$ 24,996
Securities owned	178,500
Receivable from brokers and dealers	35,142
Other receivables	50,300
Furniture and equipment at cost, net of accumulated depreciation of $7,009	30,597
Other assets	19,485
TOTAL ASSETS	$ 339,020

LIABILITIES AND MEMBERS' CAPITAL

LIABILITIES	
Accrued expenses and other liabilities	$ 24,039
MEMBERS' CAPITAL	314,981
TOTAL LIABILITIES AND MEMBERS' CAPITAL	$ 339,020

The accompanying notes are an integral part of this statement.

LIGHTHOUSE FINANCIAL GROUP LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2002

1. NOTES ON SIGNIFICANT BUSINESS ACTIVITIES

Lighthouse Financial Group, LLC (the "Company") was organized in Delaware on October 29, 1999. The Company began doing business as a registered broker-dealer with the National Association of Securities Dealers, Inc. on June 29, 2000 and the Securities and Exchange Commission on August 1, 2000. The Company was organized primarily to originate, place and act as an agent for private equity and bond securities. In addition, the Company acts as a broker executing transactions for its customers. All such transactions are forwarded to Advantage Trading Group, Inc., the Company's clearing agent, on a fully disclosed basis. The Company does not hold funds or securities for, nor owe funds or securities to customers. As stated in the operating agreement, the Company shall dissolve no later than October 29, 2029.

The Company's policy is to continuously monitor its exposure to market and counter-party risk through the use of a variety of financial, position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the credit standing of each broker-dealer, clearing organization, member and/or other counter-party with which it conducts business.

In the normal course of its business, the Company enters into financial transactions where the risk of potential loss due to changes in market (market risk) or failure of the other party to the transaction to perform (credit risk) exceeds the amounts recorded for the transaction. Investments in securities are valued at their last sales price at the close of business on such day. The resulting unrealized gain or loss is reflected in income. Subsequent market fluctuations may require selling the securities at prices which may differ from the market value reflected on the statement of financial condition. Investments in restricted equity securities are included in securities owned and are carried at historical cost.

As of June 30, 2002, the securities owned reflected in the statement of financial condition are positions with Advantage Trading Group, Inc.

2. SIGNIFICANT ACCOUNTING POLICIES

The Company records securities transactions and related revenues and expenses on a trade date basis.

Security transactions and financing with the clearing broker are classified as operating activities on the statement of cash flows since this is the Company's principal business.

Depreciation is provided for on the straight-line basis using the estimated useful lives of the related property.

The Company maintains its books and records on an accrual basis in accordance with accounting principles generally accepted in the United States of America.

3. OTHER ASSETS

Other assets include advances to an employee of $2,200, and security deposits of $19,485, which will subsequently be used as rent for office space occupied by the Company.

4. COMMITMENTS

The Company rents office space in Arizona and New York, under lease agreements which expire during 2005 and 2007, respectively. Minimum future lease payments are as follows:

Year ending June 30,

2003	$ 72,581
2008	75,274
2009	76,397
2010	63,226
2011	49,521
	$ 336,999

5. PROVISION FOR INCOME TAXES

The Company is recognized as a Limited Liability Company (an "LLC") by the Internal Revenue Service. As an LLC, the Company is not subject to income taxes. The Company's income or loss is reportable by its members on their individual tax returns based on methodology prescribed in the Company's Operating Agreement. The Company is however, subject to the New York State LLC Filing fee, and as a result a provision is included on the Income Statement.

6. OPTION AND WARRANT FEES

In its normal course of business, the Company received common stock options and warrants as fees for advisory services. The Company expects to continue to receive options and warrants, representing the right to purchase equity, in companies for which advisory services are provided as recurring fee based revenue. The options and warrants are then awarded to members and other participants in accordance with a schedule as determined by management. At June 30, 2002, management did not determine the market value of the options or warrants received from its advisory services. Consequently, the financial statements are presented without any value or income relating to the options and warrants being held.

7. RULE 15C3-3

The Company is exempt from the provisions of Rule 15c3-3 under paragraph k(2)(A) in that the Company carries no margin accounts, promptly transmits all customer funds and delivers all securities received, does not otherwise hold funds or securities for or owe money or securities to customers and effectuates all financial transactions on behalf of customers on a fully disclosed basis.

8. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At June 30, 2002, the Company had net capital of $51,121, which exceeded the minimum requirement of $25,000 by $26,121. The Company's ratio of aggregate indebtedness to net capital was .47 to 1.

LIGHTHOUSE FINANCIAL GROUP, LLC

ACCOUNTANT'S SUPPLEMENTARY
REPORT ON
INTERNAL ACCOUNTING CONTROL

YEAR ENDED JUNE 30, 2002

Halpern & Associates, LLC

143 Weston Road • Weston, Connecticut 06883 • (203) 227-0313 • FAX (203) 226-6909 • Info@Halpernassoc.com

ACCOUNTANT'S SUPPLEMENTARY REPORT ON INTERNAL ACCOUNTING CONTROL

To the Members of
Lighthouse Financial Group, LLC

In planning and performing our audit of the financial statements and supplemental schedules of Lighthouse Financial Group, LLC (the Company), for the year ended June 30, 2002, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5 (g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2002 to meet the SEC's objectives.

This report recognizes that it is not practicable in an organization the size of Lighthouse Financial Group, LLC to achieve all the divisions and duties and cross-checks generally included in a system of internal accounting control and that alternatively greater reliance must be placed on surveillance by management.

This report is intended solely for the use of Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Halpern & Associates, LLC

Weston, Connecticut
August 13, 2002